Exhibit 99.220

Consent of Independent Auditor

We consent to the incorporation by reference in the Registration Statement on Form 40-F of Valour Inc. (formerly DeFi Technologies Inc.) of our report dated March 31, 2022 relating to the consolidated financial statements of DeFi Technologies Inc. as at December 31, 2021 and for the year then ended.

We also consent to the reference to us under the heading "Interests of Experts", which appears in the Annual Information Form filed as Exhibit 99.190 to this Annual Report on Form 40-F, which is incorporated by reference.

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario
June 6, 2022